SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Neoprobe Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452916 40 6
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                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 2000
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement: |_|

CUSIP No. [452916406]             SCHEDULE 13D               Page __ of __ Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,000,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. [452916406]             SCHEDULE 13D               Page __ of __ Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,800,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,800,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,800,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. [452916406]             SCHEDULE 13D               Page __ of __ Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Aries Master Fund, A Cayman Island Exempted Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,200,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,200,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,200,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (see Item 2)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. [452916406]             SCHEDULE 13D               Page __ of __ Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Item 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,000,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 Security and Issuer.

      (a)   Common Stock, $.001 par value ("Shares")

            Neoprobe Corp. (the "Issuer")
            425 Metro Place North
            Suite 400
            Dublin, OH 43017

Item 2 Identity and Background.

      Names of Persons Filing:

      (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) Paramount Capital's, Aries Domestic's, and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,(3) a Cayman Islands exempted company.

      (d) Dr. Rosenwald, Paramount Capital, Aries Domestic, and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald, Paramount Capital, Aries Domestic, and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

Item 3 Source and Amount of Funds or Other Consideration.

            On February 4, 2000, pursuant to a written agreement, Aries Domestic and Aries Fund retired an aggregate of 30,000 shares of 5% Series B Convertable Preferred Stock and Class L Warrants to purchase an aggregate of 4,800,000 shares of Common Stock. As consideration for the foregoing, Aries Domestic was granted 900,000 Shares and Warrants (the

-----------
      (1) Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

      (2) Please see attached Exhibit C indicating the general partner of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

      (3) Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

      "Warrants") to purchase 900,000 Shares and Aries Fund was granted 2,100,000 Shares and Warrants to purchase 2,100,000 Shares.

Item 4 Purpose of Transaction.

            The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

            Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer.

            (a) As of February 5, 2000, Dr. Rosenwald, through acquisition of the shares by the Aries Fund and Aries Domestic beneficially owned 6,000,000 Shares or 20.7% of the Issuer's securities and Paramount Capital beneficially owned 6,000,000 Shares or 20.7% of the Issuer's securities. Aries Domestic and the Aries Fund beneficially owned as follows:

                                                   Amount Owned
                                                   ------------
                  Aries Domestic                 1,800,000 Shares
                  Aries Fund                     4,200,000 Shares

            (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Fund.

            (c) Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

            (d) & (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer:

            Paramount Capital is the Investment Manager of the Aries Fund and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund and Aries Domestic. Dr. Rosenwald is the Chairman and sole stockholder of Paramount Capital.

            Paramount Capital, Inc., (the "PCI") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Fund terminated Unit Purchase Options issued pursuant to a Financial Advisory Agreement previously entered into between the Issuer and PCI.

            As additional compensation for the February 4th Agreement (described iin Item 3 above) Aries Domestic was paid $750,000 in cash by the Issuer and Aries Fund was paid $1,750,000 in cash by the Issuer.

            Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7 Material to be Filed as Exhibits:

Exhibit A -   Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
              Aries Domestic and Aries Fund to file this Statement on Schedule
              13D on behalf of each of them.

Exhibit B -   List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -   List of executive officers and directors of Aries Domestic and and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -   List of executive officers and directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   March 6, 2000
         New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman


                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:   March 6, 2000
         New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman


                                    ARIES DOMESTIC FUND II, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:   March 6, 2000
         New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman


                                    THE ARIES FUND
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   March 6, 2000
         New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        Chairman

Dated:   March 6, 2000
         New York, NY               By /s/ Lindsay A. Rosenwald, M.D.
                                      ------------------------------------------
                                        Lindsay A. Rosenwald, M.D.